Veradace Partners Issues Letter to Tiptree Shareholders Regarding the Proposed Sale of Fortegra to DB Insurance

Transaction Appears Designed to Enable Tiptree Management to Extract Value from Shareholders While Running a Blank Check Company

Intends to Vote <u>AGAINST</u> the Unfair Transaction, Which Is Structured to Benefit Tiptree Management at the Expense of Tiptree Shareholders

Urges the Tiptree Board of Directors to Restructure the Transaction and Deliver the $28.75 per Share Consideration Directly to Tiptree Shareholders, the True Owners of Fortegra

DALLAS – November, 10, 2025 – Veradace Partners L.P. (collectively with its affiliates, "Veradace" or "we"), a significant shareholder of Tiptree Inc. (Nasdaq: TIPT) ("Tiptree" or the "Company"), with beneficial ownership of 5.0% of the outstanding common stock, today issued an open letter to fellow Tiptree shareholders regarding its opposition to the proposed sale of The Fortegra Group, Inc. ("Fortegra"). Veradace urges shareholders to vote **AGAINST** the transaction at the Company's Special Meeting of Stockholders scheduled for December 3, 2025. The full text of the letter is below.

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November 10, 2025

Fellow Shareholders,

Veradace Partners L.P. is a 5.0% shareholder of Tiptree Inc. and the Company's second largest non-affiliated shareholder. We are a long-term holder that first purchased shares in 2019 and have owned shares in the Company without interruption since then. We beneficially own 1,402,480 shares of the Company's common stock and options to purchase another 489,300 shares.

Veradace invested in Tiptree specifically because of its ownership of Fortegra, which over the last six years has accounted for the majority of Tiptree's value. As of the September 26, 2025 announcement of the proposed sale (the "Proposed Transaction") of Fortegra to DB Insurance Co., Ltd. ("DB Insurance"), Fortegra represented over 90% of Tiptree's total value.[1]

Fortegra is a leading provider of Specialty P&C and Warranty insurance and related services. Since 2019, when Veradace first invested, Fortegra's adjusted net income as reported by Tiptree has grown from $32.9 million to $177.7 million, a 5.4x increase in under six years. Fortegra's above-average growth and less volatile, more consistent combined ratio warrants a premium valuation relative to comparable companies. We believe this strong performance is the result of an insurance company that combines a Consumer and Warranty business with a Specialty Property and Casualty business, driving more consistent and less volatile earnings and higher returns.

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[1] Tiptree's total value estimated at $30.66 based on the $28.75 per share proceeds to TIPT plus $1.91 per diluted share of non-Fortegra assets. Please refer to analysis below for further details.

While we are disappointed that Tiptree's Board of Directors has chosen to sell Fortegra to DB Insurance at an inadequate valuation, we find it more troubling that the Proposed Transaction's structure is dramatically out of line with Tiptree shareholders' best interests. As an asset sale, rather than a sale of consolidated Tiptree, the Proposed Transaction is extremely tax-inefficient for Tiptree. **The transaction structure appears to be designed to give Tiptree management a blank check of nearly $1 billion of shareholder funds**.

In aggregate, the difference between Tiptree's current market cap and the proceeds to Tiptree from the Proposed Transaction exceed $400 million. The 23% decline in the Company's share price since the Proposed Transaction was announced, and the more than $10 per share gap between the last closing share price and the Proposed Transaction's value, reveal that the market expects Tiptree's leadership to destroy value, literally valuing the Company at less than its cash. We believe that expectation is a reasonable conclusion based on the Tiptree leadership team's mixed investment track record and history of poor negotiating. The flawed capital allocation that has marked Tiptree in the past persists today, given Tiptree has disclosed it does not expect to distribute any proceeds of the Proposed Transaction to Tiptree shareholders.[2]

While Tiptree is receiving $28.75 per diluted share for Fortegra, shareholders' proceeds are still to-be-determined.[3] Tiptree's non-Fortegra assets, worth approximately $1.91 per diluted share, are either securities or will become cash following the announced sale of their mortgage business in Q1 2026.[4] **The businesses that you own through your Tiptree stock, trading at $18.39 based on the last closing price, will be exchanged for more than $30 of cash value – and shareholders will receive none of it**.[5] The only real beneficiary of the Proposed Transaction is Tiptree's conflicted management team, who historically have transferred, on average, more than 5% of the Company's value to themselves each year.[6] Shareholders deserve a better outcome.

Tiptree management has supported the Proposed Transaction, but we believe their incentives are not aligned with Tiptree shareholders.

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[2] Anticipated Use of Tiptree's Portion of the Proceeds from the Merger, pg. 39 of the Definitive Proxy Statement filed on October 31, 2025 (the "Merger Proxy").

[3] $28.75 per share value = gross proceeds to Tiptree after deal expenses of $1.12bn as estimated by Tiptree in the Merger Proxy (subject to adjustment) / (37.8mm shares outstanding + 0.2mm unvested RSUs + 0.9mm options, in each case, as reported by Tiptree in its Q3 2025 10Q).

[4] $1.91 per share value = ($55.9mm equity value Mortgage + $68.9mm equity value Other + ($159.6)mm equity value corporate +$109.2mm Deferred tax liability at Fortegra) / (37.8mm shares outstanding + 0.2mm unvested RSUs + 0.9mm options, in each case, as reported by Tiptree in its Q3 2025 10Q).

[5] Trading price as of market close on November 7, 2025. Excludes regular minimal cash dividend of $0.06 per share in 2025.

[6] 5% of company value includes Named Executive Officer Compensation from the annual Proxy Statement + Related Party payments for managing Fortegra investments divided by Tiptree's market capitalization as measured on the first trading day of each year from 2019 to 2024. For example, in 2024 Named Executive Officers collectively received $24.6mm in compensation per the Proxy filled March 7th, 2025. $24.6mm / (36.7mm outstanding shares per Form 10-K filed on February 29, 2024 * $18.73 closing price on first trading day of 2024) = 3.6% of Tiptree 2024 beginning market cap.

- On average, 4.4% of Tiptree's market capitalization in each year from 2019 to 2024 was transferred to Named Executive Officers in annual compensation.

- Total corporate compensation, not attributable to business segments, was 7.2% of Tiptree market capitalization on average in each year from 2019 to 2024.

- Tiptree management has collected additional payments through a Related Party agreement to manage Fortegra's float at what we believe are above market rates. These additional payments have averaged 1.1% of Tiptree market capitalization in each year since the arrangement was implemented in 2020.

- Tiptree management has overseen a decline in value of non-Insurance assets from $247 million in Q4 2021 to $92 million in Q2 2025.[7]

Shareholders should also be aware that this management, with its mixed track record of investing success, may be motivated to find a new investment quickly, rather than deliberately. As structured, the Proposed Transaction could increase Tiptree's regulatory burden if an acquisition is not found within a specific period of time, requiring additional compliance with the Investment Company Act of 1940.

While we lack confidence in Tiptree's leadership, we are absolutely certain that Fortegra's future prospects are bright. Fortegra reported record Q3 2025 earnings, delivered ROE in excess of 26% in Q3 2025, and forecasts provided in Tiptree's Merger Proxy indicate expectations of strong book value and net income growth.[8] We believe the Proposed Transaction deprives Tiptree shareholders of this high-performing asset at an unfairly low price without any committed return of capital – and adds insult to injury by burdening us with significant tax inefficiencies.

Notably, Tiptree shareholders are better off with no deal at all than they are with the Proposed Transaction. Tiptree currently trades at 5.8x Tiptree's 69.1% share of Fortegra's LTM adjusted net income and 5.0x the estimate of 2026 adjusted net income disclosed in the Merger Proxy, even without taking into account the nearly ~$2 of value per share from non-Fortegra assets. This is a substantial discount to comparable companies. The Barclays fairness option in the Merger Proxy includes Median and Mean 2026 comparable valuation of net income at 12.5x and 12.8x respectively, which suggests **more than 100% upside based on the most recent Tiptree stock price**. Because the fairness opinion included reinsurance businesses, which historically trade at lower multiples, in its comparable group, this potential upside is more likely to be too conservative than too aggressive.

While we are not philosophically opposed to a sale of Fortegra, the terms of the Proposed Transaction must be revised. **At a minimum, should DB Insurance wish to purchase Fortegra,**

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[7] $247mm = $187mm book value at Tiptree Capital + $62mm holding company book value at 10/12/21 investor presentation. $92mm = $167mm book value at Tiptree Capital + ($75mm) holding company book value at Q2 '25 investor presentation.
[8] 26.3% average adjusted ROE per Q3 '25 filings. Adjusted ROE is Adjusted Net Income / Average Insurance Equity in the quarter.

we suggest they do so through an acquisition of Tiptree that will deliver value directly to all Tiptree shareholders.

In the coming days we will make available a presentation with our perspectives on alternatives, our valuation work, and the conflicted incentives of Tiptree management. We encourage investors to contact Veradace for additional information at info@veradacecapital.com.

Unless the terms of the Proposed Transaction are revised to acquire Tiptree shares directly for $28.75 per share, we intend to vote **AGAINST** the transaction and encourage you, our fellow Tiptree shareholders, to do the same. Should Fortegra continue to be the core asset of Tiptree, we are happy to own our asset in the public markets and perhaps see the IPO of Fortegra or another value-enhancing transaction in the future.

 Sincerely,

Alex Vezendan
Founder and Chief Investment Officer
Veradace Capital Management LLC
General Partner of Veradace Partners LP

About Veradace Partners, L.P.
Veradace Partners is a concentrated, long-term, public equity investment partnership that seeks to find high-quality business at reasonable prices. Veradace takes a long-term and constructive approach to working with management teams. Veradace has a track record of working with management teams to create long-term value. Since inception in 2019, Veradace has produced net compound annual returns of 18.5% through Q3 2025.

Media Contacts
Greg Marose / Ashley Areopagita
Longacre Square Partners
VeradaceCapital@LongacreSquare.com

DISCLAIMERS
This is not a solicitation of authority to vote your proxy. Do NOT send us your proxy card. Veradace is not asking for your proxy and will not accept proxy cards if sent. Veradace is not able to vote your proxy, nor does this communication contemplate such an event.

The press release does not constitute an offer, solicitation, or recommendation to sell or an offer to buy securities, investment products, or advisory services. There is no assurance or guarantee with respect to the prices at which any securities of Tiptree will trade, and such securities may not trade at prices that may be implied herein. This press release is being provided for general informational purposes only and does not take into account the specific investment objectives, the financial situations, suitability, or particular need of any specific person(s) who may receive it. This press release is not intended to provide and should not be relied on for any investment, accounting, legal, or tax advice.

The statements contained in this press release reflect the analysis and opinions of Veradace based on information taken from public filings, Company statements, and other data sources believed to be reliable. Veradace has not independently verified such information and does not guarantee its accuracy. None of Veradace, its affiliates, their representatives or any person makes any express or implied representations or warranty as to the reliability, accuracy, or completeness of the information contained or referenced in this press release, or in any written or oral communication transmitted or made available to the recipient. There is no guarantee that any measures proposed herein will be successful or will result in gains for Tiptree or its shareholders.

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects", "anticipates", "believes", "in our view", "from our perspective", "intends", "estimates", "plans", "will be", "would" and similar expressions. Although Veradace believes that the expectations reflected in forward-looking statements contained herein are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties—many of which are difficult to predict and are generally beyond the control of Veradace, Tiptree or Fortegra —that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. In addition, the foregoing considerations and any other publicly stated risks and uncertainties should be read in conjunction with the risks and cautionary statements discussed or identified in the Tiptree's public filings with the U.S. Securities and Exchange Commission, including those listed under "Risk Factors" in annual reports on Form 10-K and quarterly reports on Form 10-Q and those related to the Proposed Transaction. The forward-looking statements and other information herein speak only as of the date hereof and, other than as required by applicable law, Veradace does not undertake any obligation to update or revise any forward-looking statements or other information. Certain information included in this material is based on data obtained from sources considered to be reliable. Any analyses provided to assist the recipient of this material in evaluating the matters described herein may be based on subjective assessments and assumptions and may use one among alternative methodologies that produce different results. Accordingly, any analyses should not be viewed as factual and should not be relied upon as an accurate prediction of future results.

Veradace has a long investment position in the company discussed herein and, as such believes that it stands to benefit by actions undertaken by such company that are being advocated herein. Veradace's investment in Tiptree will increase in value if the trading price of Tiptree's common stock increases and will decline in value if the trading price of Tiptree's common stock decreases. Veradace may change its views about or its investment position in Tiptree at any time, for any reason or for no reason. Veradace may buy, sell, or otherwise change the form or substance of its Tiptree investment at any time. Veradace disclaims any obligation to notify the public of any such changes except as required by applicable law. Veradace also undertakes no commitment to take or refrain from taking any action with respect to Tiptree, Fortegra or any other company, except as required by applicable law. In addition, the information contained herein is being publicly disclosed without prejudice and shall not be construed to prejudice any of Veradace's rights, demands, grounds and/or remedies.